Starbox Group Holdings Ltd.

June 15, 2022

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Tatanisha Meadows
Adam Phippen
Mara Ransom
Alyssa Wall

Re:	Starbox Group Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted May 18, 2022
CIK No. 0001914818

Ladies and Gentlemen:

This letter is in response to the letter dated June 3, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Starbox Group Holdings Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Business

Ad Distribution Channels, page 68

1. We note your revisions in response to our prior comment 9. Please provide additional detail regarding the arrangement with Shenzhen Yunshidian Information Technology Ltd. from August 1, 2021 to October 31, 2021 during which Shenzhen Yunshidian Information Technology Ltd. provided movies and television series for the SEEBATS website and mobile app at no cost.

In response to the Staff’s comments, we revised our disclosure on page 68 of the Registration Statement to provide additional detail regarding the arrangement with Shenzhen Yunshidian Information Technology Ltd. from August 1, 2021 to October 31, 2021.

Technology, page 72

2. We note your revisions in response to our prior comment 10. Please revise to specify and describe the extent to which your business depends on the patents. Refer to Item 4.B.6 of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 74 of the Registration Statement to specify and describe the extent to which our business depends on the patents.

Regulations

Regulations Relating to Film Distribution, page 77

3. We note your revisions in response to our prior comment 2. Please revise to disclose the potential penalty as a company instead of as an individual.

We respectfully advise the Staff that Section 3 of the Interpretation Acts 1948 and 1967 (Act 388 of Malaysia), which provides the interpretation of words and expressions used in all Acts of Parliament enacted after 18 May 1967 in Malaysia, has defined “person” to include “a body of persons, corporate or unincorporate.” GLT Law, our counsel with respect to Malaysian law, has advised us that the word “person,” which is also used throughout the FINAS Act, includes a company/body corporate.

In response to the Staff’s comments, we revised our disclosure on page 77 of the Registration Statement to clarify the definition of the word “person” used in the FINAS ACT and disclose additional potential penalty as a company.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Lee Choon Wooi
Name:	Lee Choon Wooi
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC